Exhibit (a)(1)(F)

FORM OF CONFIRMATION LETTER TO ELIGIBLE OPTIONHOLDERS

PARTICIPATING IN THE EXCHANGE OFFER

Date:

To:

From:	Susser Holdings Corporation

Re:	Confirmation of Withdrawal of Election Form

Thank you for your submission of the Notice of Withdrawal Form. We confirm with this letter that we have accepted your Notice of Withdrawal Form and that you will retain your Eligible Options that were previously tendered for exchange with their existing term, exercise price, vesting schedule and other terms and conditions. Note that you may resubmit the Election Form to accept the tender offer at any time prior to the expiration of the tender offer.

If you have any questions, please send us an e-mail at DSuarez@susser.com.